FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA
SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Anthony Clark International Insurance Brokers Ltd. (the “Corporation”)
Suite 355, 10333 Southport Road, S.W.
Calgary, Alberta T2W 3X6
Telephone: (403) 278-8811

Item 2: Date of Material Change

February 26th, 2004

Item 3: Press Release

The Press Release was disseminated on March 2nd, 2004, to the Toronto Stock Exchange (the “TSE”) as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

On February 26th, 2004, the Corporation completed a Private Placement of 263,098 Units at a price of $1.28 per Unit.

Item 5: Full Description of Material Change

On February 26th,, 2004, the Corporation completed the closing of a $336,765.44 private placement of the Corporation at a price of $1.28 per Unit. The private placement proceeds will be added to the Company’s working capital. Pursuant to the private placement, the Corporation has issued 263,098 Units (4,000 of these Units were issued to Canaccord Capital Corporation as a commission). Each Unit consists of one common share and one common share purchase warrant (the “Warrant”). Each Warrant is exercisable to purchase an additional common share of the Corporation at a price of $1.60 per share for a period of 24 months from the closing date of the private placement.

Item 6: Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7: Omitted Information

Not applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Primo Podorieszach, President
1732 North River Drive
Kamloops, BC, V2B 7N7
Telephone: (250) 376-1782

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 2nd day of March, 2004.

Signed “Thomas Milley”
Thomas Milley, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. CLOSES PRIVATE PLACEMENT

Calgary, Alberta, March 2nd, 2004 –Anthony Clark International Insurance Brokers Ltd. (the “Company”)-- (Toronto Stock Exchange: ACL) is pleased to announce the closing of a $336,765.44 private placement of the Company at a price of $1.28 per Unit. The private placement proceeds will be added to the Company’s working capital.

Pursuant to the private placement, the Company has issued 263,098 Units (4,000 of these Units were issued to Canaccord Capital Corporation as a commission). Each Unit consists of one common share and one common share purchase warrant (the “Warrant”). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,956.80 of proceeds to the Company.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions and processes approximately CDN$68,000,000 (U.S.$53,000,000) annually in insurance premiums for its 23,000 customers.

For further information:

Press Contacts – North America	Barry Kaplan
Barry Kaplan Associates
New Jersey
Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O.
Telephone: (403) 225-5100
Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forwardlooking statements. Factors that may cause or contribute to such differences include, among other things, the Company’s ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company’s public filings under “Risk Factors.” The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Primo Podorieszach, C.E.O.